

Letter to Shareholders



Difficult business environment

Satisfactory first quarter

Stable development of sales

EBIT up by 9%

EBT up by 13%

LENZING

Letter to Shareholders



Dear Shareholder,

After the record year of 2002, the Lenzing Group can also look back on a very good business development during the first quarter of the new business year 2003. This is all the more positive, as the unfavorable economic overall conditions are now also having increasingly noticeable, negative repercussions on the world's textile fiber market. An additional factor is the changed monetary parity between euros and dollars, which is not necessarily to the advantage of the Lenzing Group. This factor is affecting international trade flows.

The Lenzing Group: Improved Earnings

Compared to the first quarter of the previous year, the Lenzing Group succeeded in improving all relevant key data on income. While, in fact, sales remained unchanged, amounting to EUR 150.7 million (after EUR 150.8 million in the same quarter of the previous year), it was possible to improve the income from operations (EBIT) by about 9%, from EUR 19.0 million to EUR 20.7 million. The EBIT margin was therefore around 14% (after 13%). The EBITDA went up by about 8%, from EUR 29.5 million to EUR 31.7 million, which corresponds to an EBITDA margin of 21% (after 20%).

The Group succeeded in improving the net income before taxes and minority interest (EBT) by 13%, to EUR 21.3 million (after EUR 18.9 million). The earnings per share* rose from EUR 3.52 to the present value of EUR 4.05, i.e. by 15%.

The reasons for these improved results were bigger produced fiber quantities, as compared to the first quarter of last year, as well as a product mix, which was improved once more in favor of specialty fibers. The non-fiber-specific business sectors succeeded in maintaining the good level of their results during the first quarter.

At the end of the first quarter, the Lenzing Group had a total staff of 3,385 (compared to 3,271 staff members on 31 March 2002).

*) from continuing operations

Current events

New distribution of responsibilities for the Board of Management

The Supervisory Board of Lenzing has laid down a new distribution of responsibilities for the members of the Board of Management, with 1 March 2003 as the effective date. As a result, Thomas Fahnemann, Chairman of the Board, is now responsible for the areas Group marketing of fibers, new business, personnel and corporate communications.

Upcoming dates

The 59th regular shareholders' meeting of Lenzing AG has been scheduled for 21 May 2003 at 11.00 hrs. at Palais Schwarzenberg in Vienna. Please observe the respective provisions on depositing your shares when wishing to attend the shareholders' meeting. All information regarding the shareholders' meeting can also be accessed at www.lenzing.com.

Outlook

No thorough change in the slack cyclical environment, prevailing worldwide, can be expected for the coming quarters. To date, the end of the war in Iraq has not led to any sustainable improvement of the general mood on markets. The SARS epidemic in Asia is another uncertainty factor in Asia. As anticipated, fiscal 2003 will therefore be a difficult year for the fiber industry.

The Lenzing Group will continue, with consistency, on its course of decoupling itself from cyclical business trends. The noticeable decline in the demand for fibers in Europe, as well as the dollar exchange rate, which is likely to continue to be poor, will be aggravating factors in this connection. On account of the excellent positioning, the consistently improving product mix and the control over costs which the Lenzing Group exercises, the Board of Management expects business to continue to develop satisfactorily.

Lenzing, May 2003 The Board of Management

EBIT in EUR mill.


25
20
15
10
5
0
+9%
1-3/2002
1-3/2003

Net income in EUR mill.


16
14
12
10
8
6
4
2
0
+33%
1-3/2002
1-3/2003

The sales obtained by Lenzing Fibers Corporation, our US minority shareholding, for the first quarter were satisfactory, especially in the nonwovens sector. However, there was quite some pressure on margins, due to massive increases in raw-material prices.

The Sectors Engineering and Systems Construction, Plastics and Paper

Lenzing Technik: A positive inflow of orders

Lenzing Technik has succeeded in continuing the good development of the last year. During the first quarter 2003, the level of incoming orders for all product groups was quite positive. A new series of products in the automation segment experienced a successful market launch. Very good results confirm the market expansion regarding the segment separation technology, on which we embarked last year and which is proving its success. The orders by Lenzing AG itself are another reason for the very good income situation achieved by Lenzing Technik during the first quarter.

Lenzing Plastics: The difficult market situation continues

Due to cyclical reasons, the market situation for some business segments of Lenzing Plastics continued to be unsatisfactory, while demand for technical laminates for insulating materials experienced a very positive development. There is little activity concerning project-related deals. The income situation of Lenzing Plastics developed according to plan; it was once more clearly positive for the first quarter 2003. However, price hikes had to be accepted recently which were sometimes considerable and resulted in more pressure on margins.

It is expected that the business situation will improve slightly in the course of the year.

Lenzing Paper: Working to full capacities

In spite of the difficult situation in the paper industry concerning demand and prices, the paper division succeeded in working its production lines to full capacities during the first quarter. The raw-material situation was characterized by higher prices, without there being any possibility to pass these on to the market, in the form of higher sales prices. The segment envelopes, as well as the cooperation with Neusiedler have continued to develop positively. The result was satisfactory. On account of the poor cyclical forecasts, 2003 will be a difficult year.

The Fibers Sector

Cyclical development affects fiber market

The unfavorable cyclical development has had a negative impact on the fiber market in recent months. In Western Europe, in particular, demand declined, both in the textile segment but also regarding nonwovens. In addition to the generally slack demand by consumers, the marked upward development of the euro against the US dollar – and therefore also against some of the Asiatic currencies which are dollar-oriented – has led to increasing import pressure by textile products from Asia.

The uncertainties, caused by the difficult political situation worldwide during the first quarter, were an additional factor affecting markets.

Prices for caustic soda, which is an essential raw material for producing fibers, went up, while other raw material prices remained stable.

Lenzing AG: Satisfactory business development

During the first quarter 2003, the fibers division of Lenzing AG succeeded in decoupling itself from these unfavorable overall conditions to the greatest possible extent. This was primarily due to the fact that the demand for specialty fibers continued to be lively.

During the first quarter, fiber production at Lenzing AG continued to operate at full speed.

The expansion of the Lenzing site to a fiber production of 200,000 tons per year, as well as to a pulp production of 210,000 tons per year, which was decided last year, is proceeding according to schedule. It is expected that the additional capacities will be available at year-end 2003 or in early 2004.

Lenzing Lyocell: The positive demand continues

The demand for Lenzing Lyocell fibers continues to be positive; the plant at Heiligenkreuz is producing at full capacity. In spite of the pressure, caused by currency factors, it was possible to improve the result for the first quarter, compared to the first quarter of the previous year, on account of larger quantities.

The expansion of the Heiligenkreuz site by one further production line, to about 40,000 tons per year, is proceeding according to plan. It is expected that the additional capacities will be finished by year-end 2003 or in early 2004. At the end of January, Lenzing AG acquired the energy and materials-supply center from the Business Park Heiligenkreuz in order to ensure cost-efficient supplies on a long-term basis.

South Pacific Viscose and Lenzing Fibers Corporation

South Pacific Viscose (SPV), our Indonesian associate, recorded a very good result for the first quarter 2003. The quantities sold, as well as the prices obtained were better than had been expected. Exports, in particular, developed very positively.

Recently, prices for pulp and chemicals have risen markedly in Asia.

Income Statement

US GAAP on a Group Basis	1-3 2003 EUR mill.	1-3 2002 EUR mill.
Sales	**150.7**	**150.8**
Cost of goods sold	-108.6	-107.9
Gross profit	**42.1**	**42.9**
Operating expenses	-21.9	-24.3
Other income	0.5	0.4
Gains and losses on the sale of property, plant and equipment	0.0	0.0
Income from operations	**20.7**	**19.0**
Financial result	**0.6**	**-0.1**
Net income before taxes and minority interest	**21.3**	**18.9**
Income taxes	-6.4	-5.9
Net income from continuing operations	**14.9**	**13.0**
Discontinued operations	**-0.1**	**-1.8**
Net income before minority interest	**14.8**	**11.2**
Minority interest	0.0	0.0
Net income	**14.8**	**11.2**
Total other comprehensive income/loss	-0.3	-0.4
Comprehensive income	**14.5**	**10.8**
	EUR	*EUR*
Earnings per share from continuing operations		
basic	4.05	3.52
Earnings per share total		
basic	4.03	3.02

Balance Sheet Comparison

US GAAP on a Group Basis	31/03/2003 EUR mill.	in %	31/03/2002 EUR mill.	in %
ASSETS				
Current assets	271.3	38	264.2	37
Current investments	43.9	6	52.3	7
Property, plant and equipment	388.4	54	379.0	54
Other non-current assets	14.9	2	10.8	2
TOTAL ASSETS	**718.5**	**100**	**706.3**	**100**
LIABILITIES AND EQUITY				
Current liabilities	131.6	18	126.5	18
Net liabilities of discontinued division	5.1	1	1.7	0
Non-current liabilities	215.0	30	254.5	36
Minority interest	0.1	0	0.1	0
Stockholders' equity	366.7	51	323.5	46
TOTAL LIABILITIES AND EQUITY	**718.5**	**100**	**706.3**	**100**

	2003	2002
Investments into intangible fixed assets and property, plant and equipment in EUR mill. between Jan. 1 and March 31*)	15.5	7.0
Staff on March 31	3,386	3,271

*) excluding LUSAC-Group